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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's announcement with respect to the resolutions passed at the Annual General Meeting for the year 2004.

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                        (PETROCHINA COMPANY LIMITED LOGO)
               (PETROCHINA COMPANY LIMITED IN CHINESE CHARACTERS)

                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

     RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2004 AND
                          PAYMENT OF THE FINAL DIVIDEND

--------------------------------------------------------------------------------
Reference is made to the notice of annual general meeting and the circular of the Company, both dated April 4, 2005.

The Board of Directors announces that the Annual General Meeting was held in Beijing on May 26, 2005 and the resolutions as set out below were duly passed.

The Board of Directors also wishes to notify shareholders of the details relating to the payment of the final dividend.
--------------------------------------------------------------------------------

RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Reference is made to the notice of annual general meeting and the circular of PetroChina Company Limited (the "Company"), both dated April 4, 2005.

The board of directors (the "Board of Directors") of the Company is pleased to announce that the annual general meeting (the "Annual General Meeting") of the Company for the year 2004 was held at Kempinski Hotel, No.50 Liangmaqiao Road, Chaoyang District, Beijing, the People's Republic of China ("PRC"), on May 26, 2005. Shareholders or proxies representing 175,679,961,931 shares with voting rights, representing 99.92% of the total of 175,824,176,000 shares of the Company attended the Annual General Meeting. The Annual General Meeting was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the Annual General Meeting, the following resolutions were considered and approved:

1. the Report of the Board of Directors of the Company for the year 2004 was approved;

2. the Report of the Supervisory Committee of the Company for the year 2004 was approved;

3. the Audited Financial Statements of the Company for the year 2004 was approved;

4. the declaration and payment of a final dividend for the year ended December 31, 2004 in the amount and in the manner recommended by the Board of Directors was approved;

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5.   the Board of Directors was authorised to determine the distribution of interim dividend for the year 2005;

6. the continuation of appointment of PricewaterhouseCoopers, Certified Public Accountants, as the international auditors of the Company and PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, as the domestic auditors of the Company, for the year 2005 was approved, and the Board of Directors was authorised to fix their remuneration;

7.   as a special resolution, the amendments to the articles of association;

8. as a special resolution, the Board of Directors was given a general mandate to separately or concurrently issue, allot and deal with additional domestic shares and overseas listed foreign shares ("H shares") in the Company, not exceeding 20% of each of the aggregate nominal amount of the domestic shares and H shares of the Company in issue.

PAYMENT OF THE FINAL DIVIDEND

The Board of directors also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.147511 per share (inclusive of applicable tax) for the year ended December 31, 2004. The payment shall be made to shareholders whose names appeared on the register of members of the Company at close of business on May 26, 2005. According to Article 149 of the articles of association of the Company, dividends payable to the Company's shareholders shall be declared in RMB, and dividends payable to holders of State-owned shares shall be paid in RMB while dividends payable to holders of H shares shall be paid in Hong Kong dollars and the following formula shall apply for the purpose of calculating the Hong Kong dollar equivalent of the amount of final dividend payable per H share:

Conversation rate for final dividend per share                           Final dividend per share in RMB
          (RMB to Hong Kong dollars)             =    ------------------------------------------------------------------------
                                                        Average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week before May 26, 2005

The average of the closing exchange rates for RMB to Hong Kong dollar as announced by the People's Bank of China for the week prior to May 26, 2005, that is the date of the Annual General Meeting at which the final dividend is declared, is RMB1.0619 to HK$1.00. Accordingly, the amount of final dividend payable per H share is HK$0.138912.

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the "Receiving Agent") and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or about June 10, 2005, and will be despatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

                                                           By order of the Board
                                                                 LI HUAIQI
                                                          Secretary to the Board


May 26, 2005

Beijing, the PRC

As at the date of this announcement, the Board comprises Mr. Chen Geng as the Chairman; Mr. Jiang Jiemin and Mr. Ren Chuanjun as Vice Chairmen; Mr. Su Shulin, Mr. Duan Wende and Mr. Wang Fucheng as executive directors; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Gong Huazhang and Mr. Zou Haifeng as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: May 27, 2005                         By: /s/ Li Huaiqi
                                            --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary